As filed with the Securities and Exchange Commission on April 13, 2006.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
CLINICAL DATA, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-2573920 (I.R.S. Employer Identification No.)
One Gateway Center, Suite 411
Newton, MA 02458
(617) 527-9933
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Israel M. Stein, M.D.
President and Chief Executive Officer
Clinical Data, Inc.
One Gateway Center, Suite 411
Newton, MA 02458
(617) 527-9933
(Name, address, including zip code, and telephone number, including area code, of agent for service)
COPIES TO:
John Hession
Marc Recht
McDermott Will & Emery LLP
28 State Street
Boston, MA 02109
(617) 535-4000
     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities	Amount To Be	Proposed Maximum	Proposed Maximum	Amount Of
To Be Registered	Registered	Offering Price Per Unit (2)	Aggregate Offering Price (2)	Registration Fee
Common Stock, par value $.01 per share	1,436,898(1)	$19.72	$28,328,444.07	$3,032.00

(1)	This amount consists of 722,502 shares of common stock currently held by certain of the selling stockholders, 109,224 shares of common stock issuable upon the conversion of a convertible note held by a selling stockholder, and 605,172 shares of common stock issuable upon exercise of warrants held by certain of the selling stockholders. In accordance with Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions applicable to shares underlying the convertible note and warrants.

(2)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee, based upon the average of the high and low sale prices of our common stock as reported on the Nasdaq National Market on April 6, 2006.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 13, 2006
Clinical Data
1,436,898 Shares of Common Stock

     The selling stockholders of Clinical Data, Inc., listed on page 10, may offer and resell the following shares of our common stock under this prospectus, each for their own accounts:
•	Up to 255,887 shares of our common stock, which we will issue upon exercise of warrants we assumed in connection with our merger with Genaissance Pharmaceuticals, Inc. on October 6, 2005;

•	Up to 614,405 shares of our common stock, which we issued in a private placement on November 17, 2005;

•	Up to 307,203 shares of our common stock, which we will issue upon exercise of warrants we issued in a private placement on November 17, 2005;

•	Up to 109,224 shares of our common stock, which we will issue upon the conversion of a convertible note we assumed in connection with our merger with Icoria, Inc. on December 20, 2005;

•	Up to 42,082 shares of our common stock, which we will issue upon exercise of warrants we assumed in connection with our merger with Icoria, Inc. on December 20, 2005; and

•	Up to 108,097 shares of our common stock, which we issued in connection with our acquisition of Genome Express, S.A. on March 7, 2006.
     The number of shares these stockholders, note holder and warrant holders may sell includes shares of common stock that are currently issued and outstanding as well as shares of common stock that certain of them may receive if they convert their note and/or exercise their warrants. The prices at which these stockholders, note holder and warrant holders may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any of the proceeds from the sale of these shares, but we will receive the exercise price of the warrants if the warrants are exercised for cash and may benefit from the cancellation of indebtedness if the note holder converts all or a portion of the convertible note. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.
     Our common stock is quoted on the Nasdaq National Market under the symbol “CLDA.” On April 12, 2006, the last sale price of our common stock as reported on the Nasdaq National Market was $19.64 per share.
     Investing in our common stock involves risks. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 3 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is ________, 2006.

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     You may rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained incorporated by reference in this prospectus is correct as of any time after the date of this prospectus.
     Unless the context otherwise requires, the terms “we,” “us,” “our,” “Clinical Data,” and “the Company” refer to Clinical Data, Inc., a Delaware corporation, and its subsidiaries.

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WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with such laws, we file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.clda.com.
     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Securities and Exchange Commission as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

PROSPECTUS SUMMARY
     Clinical Data, Inc., formerly Novitron International, Inc., is a worldwide leader in developing and commercializing pharmacogenomics and clinical diagnostics to improve patient care. Our genomic services are marketed to the pharmaceutical, biotech, diagnostic, academic and agricultural marketplaces. We utilize pharmacogenomics to develop molecular diagnostics and more efficacious therapeutics by finding genetic markers to guide drug development and utilization. Our diagnostic and instrumentation business has a market focus on the physician’s office, hospital and small to medium sized laboratory segments.
     Through our Dutch subsidiary Vital Scientific NV, which we refer to as Vital Scientific, we manufacture and distribute blood chemistry and coagulation analyzers. The instruments are marketed worldwide through distributors and OEM partnerships. Worldwide we have an installed base of over 15,000 units. Our Australian subsidiary Vital Diagnostics Pty. Ltd., which we refer to as Vital Diagnostics, distributes diagnostic instruments and assays in the South Pacific region.
     In April 2003, we completed the acquisition of certain of the assets of Elan Diagnostics, Inc., or Elan, a domestic manufacturer of clinical chemistry reagents and a distributor of instrumentation. As a result of this acquisition, we secured an installed base of clinical chemistry and erythrocyte sedimentation rate, or ESR, analyzers in the domestic physician’s office laboratory, or POL, market. Our Dutch manufactured analyzers now have a distribution channel in the U.S. market and our domestically produced reagents have a potential for sale worldwide through our international distribution capabilities.
     In April 2003, we also completed a merger with Group Practice Services Incorporated, which we refer to as GPSI, which was primarily engaged in helping medical group practices identify, implement and manage their clinical laboratories to enhance quality of care and operating efficiencies, and to provide additional revenue opportunities for the group practice. Also in April 2003, we completed a merger with Landmark Scientific, Inc., or Landmark, a laboratory equipment, supply and reagent distribution company.
     As a result of these transactions, we supply a complete range of products and services, from equipment and reagents to lab management and consulting services, to POLs and small and medium-sized medical laboratories both domestically and internationally. To underscore and promote the enhanced breadth and depth of our products and services, in October 2003 Novitron was renamed Clinical Data, Inc. As of April 29, 2004, the operations of Elan, GPSI and Landmark have been integrated into a single wholly-owned subsidiary, Clinical Data Sales & Service, Inc.
     On October 6, 2005, we completed the acquisition of Genaissance Pharmaceuticals, Inc., which we refer to as Genaissance, a world leader in the discovery and use of human gene variation for the development of a new generation of DNA-based diagnostic and therapeutic products with an established market presence in molecular tests and pharmacogenomic services. The acquisition of Genaissance is an important step in our objective to grow our business, particularly in the molecular diagnostics market, and to guide pharmaceutical therapy through the use of diagnostic tests by acquiring products and technologies that are already commercialized or that can be commercialized in order to have a positive impact on revenues. Also in October 2005, we acquired Electa Lab s.r.l., which we refer to as Electa Lab. Headquartered in Forli, Italy, Electa Lab is a leading worldwide supplier of ESR instrumentation and related consumables, advancing the capabilities of Clinical Data Sales & Service, Inc.
     On December 20, 2005, we completed the acquisition of Icoria, Inc., which we refer to as Icoria, a biotechnology company focused on the discovery of novel, multi-parameter biomarkers using its unique multi-platform approach. Icoria uses these biomarkers internally to develop multi-analyte diagnostics that can be used to define and grade pathology or disease state with a high level of specificity and sensitivity. The Icoria acquisition strengthened our position in targeted diagnostics and theranostics.
     Most recently, on March 7, 2006, through our wholly-owned subsidiary Clinical Data B.V., we purchased all of the issued and outstanding shares of Genome Express, S.A., a French société anonyme à directoire et conseil de surveillance, which we refer to as Genome Express. Genome Express is focused on providing genomics and post-genomics technology contract services, and genetic sequencing and molecular biology services, and on performing integrated genomics analysis.
     Our headquarters are located at One Gateway Center, Suite 411, Newton, MA 02458. Our telephone number is (617) 527-9933 and our website is located at http://www.clda.com. The information on our website is not incorporated by reference into this filing.
Private Placement of Common Stock
     On November 17, 2005, we entered into a securities purchase agreement with accredited institutional investors pursuant to which we raised approximately $12.25 million through a private placement of shares of our common stock. In connection with the financing, we issued an aggregate of 614,405 shares of our common stock at a price per share of $19.5625, which equaled the closing bid price of our common stock on the Nasdaq Capital Market on the closing date, plus $0.0625 per share. We also issued to the purchasers warrants to purchase up to 307,203 additional shares of our common stock. The warrants have an exercise price of $23.40 per share, equaling a twenty percent premium on the closing bid price of our common stock on the Nasdaq Capital Market on the closing date. The warrants are exercisable at any time six months after the closing date through the close of business on the fifth anniversary of the date on which the warrants first became exercisable. At the request of the holder of the majority of the warrants, we agreed to waive the initial exercise date of the warrants for a limited exercise period, beginning at 12:00PM, Eastern Standard Time on Monday, February 6, 2006, and ending at 5:00PM, Eastern Standard Time on Friday, February 10, 2006. All outstanding warrants remain exercisable for a five-year period beginning May 17, 2006. We did not use a placement agent in connection with the private placement.
Genaissance and Icoria Warrants
     In October and December 2005, we completed our acquisitions of Genaissance and Icoria, respectively. Under the terms of our merger agreements with Genaissance and Icoria, we assumed all of the outstanding warrants of Genaissance and Icoria, and those securities became exercisable into our common stock, with appropriate adjustments to reflect the application of the respective exchange ratios in each merger.
Assumption of Note and Warrants
     As a result of our merger with Icoria, we assumed a secured convertible term note, held by Icoria, in the aggregate principal amount of approximately $3.7 million in favor of Laurus Master Fund, Ltd. At December 31, 2005, the outstanding principal and any accrued interest on the note is convertible into shares approximately 109,224 shares of our common stock at a fixed price of approximately $34.15 per share. We also assumed warrants that were originally issued by Icoria to Laurus in connection with the issuance of the note. The warrants entitle Laurus to purchase approximately 25,624 shares of our common stock at exercise prices between $39.31 and $62.50 per share. On behalf of Laurus, we are registering a total of 134,846 shares of our common stock in connection with the note and the warrants.
Issuance of Common Stock in Acquisition
     The Company completed its acquisition of Genome Express on March 7, 2006. In consideration for the shares of Genome Express purchased, we issued shares of our common stock to the former stockholders of Genome Express. We are registering on behalf of the former stockholders of Genome Express a total of 108,097 shares of our common stock.
The Offering

Common stock offered by the selling shareholders	1,436,898 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders, but we will receive the exercise prices payable upon the exercise of the warrants, if exercised for cash and may benefit from the cancellation of indebtedness if the note holder converts all or a portion of the convertible note.

Nasdaq National Market symbol	“CLDA”

Risk Factors	See “Risk Factors” beginning on page 3 and other information in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.
RISK FACTORS
     This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intend” and “expect” and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under this heading “Risk Factors” and others detailed from time to time in our periodic reports filed with the SEC. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
     In addition to the other information in this prospectus or incorporated into this prospectus by reference, you should consider carefully the following factors in evaluating us and our business and any investment in our common stock.
     For risks related to our business, please see “Risk Factors” contained in our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2005 and incorporated by reference into this prospectus.
We do not have sufficient cash resources available to fund our current level of activities through the end of the first quarter of fiscal 2007 and beyond, including principally our Phase III clinical trial program for our lead product candidate, vilazodone. Over the near-term, we will need to satisfy substantial capital requirements to pursue our development and commercialization strategies.
     At currently projected rates of expenditure, we believe that additional funding will be required to operate the Company and its new subsidiaries no later than the end of the first quarter of fiscal 2007, including most significantly the funding of Phase III clinical trials for our lead drug candidate, vilazodone. There can be no assurance that any future equity or other fundraising would be successful. A general lack of market interest in providing further financing to biotechnology companies could have a material adverse effect on our ability to raise funds. If we do secure additional capital through a public or private equity offering, dilution to our then existing shareholders may result.
     If we are unable to secure additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our programs. We may also be forced to license compounds or technology to others that we would prefer to develop internally until a later, and potentially more lucrative, stage. If we are required to raise additional funds through collaborations and other licensing arrangements, we may have to relinquish our rights to some of our compounds or technologies or grant licenses on unfavorable terms.
     Over the near-term, our future capital requirements to continue the development of our technologies and to seek to complete the commercialization of our drug candidates will be substantial and will be influenced by many factors. Such factors include the amount of milestone payments which we may receive under collaboration, licensing or other agreements, the progress and cost of research and development projects, especially the Phase III program for vilazodone, our lead product candidate, and expenses which may be required for the filing, defense and enforcement of patent rights. If we are unable to secure adequate financing over the near-term, we will not be able to pursue our product development and commercialization strategies as currently planned.
We are currently seeking a partner with which to design and conduct a Phase III clinical program for vilazodone, as we have neither the experience necessary nor sufficient cash to complete such a clinical program.
     We have limited experience in designing and conducting clinical trials, especially Phase III clinical trials. We also do not have sufficient cash with which to complete Phase III clinical trails for vilazodone. As a result, with respect to our Phase III program for our lead product candidate, vilazodone, we are currently seeking a partner with which to design, fund and conduct clinical trials. We may not be successful in finding a collaboration partner or in designing, funding and conducting the clinical trials. Any delay or failure on our or our partner’s part could have a material adverse effect on our prospects for completing the trial and eventually developing a commercial product and, accordingly, on our prospects generally.
We recently acquired both Icoria, Inc. and Genaissance Pharmaceuticals, Inc., each of which has historically incurred significant net losses, and we expect to incur net losses for some time.
     On December 20, 2005, we completed the acquisition of Icoria, which has a history of incurring net losses, and had a cumulative net loss as of June 30, 2005 of $100.9 million. Genaissance, which we acquired on October 6, 2005, had a cumulative net loss of $160 million as of June 30, 2005. We expect that as a result of combining our operations with those of our recently acquired subsidiaries, we will continue to incur net losses, that it is possible that we may never generate sufficient revenue to become profitable and that we may not sustain profitability if we do become profitable.
     We may need to raise capital in the near future, and in any case in the next three months, to retire debt, to facilitate the integration of Icoria and Genaissance, to continue the research and development necessary to further develop our current products, including our drug candidate, vilazodone, to bring new products to market, to acquire rights to additional intellectual property, and to further our manufacturing and marketing capabilities. We may seek additional funds through public and private stock offerings, arrangements with corporate partners, credit facilities or from other sources. If these efforts were unsuccessful, it is possible that we would have to reduce capital expenditures, scale back our development of new products, reduce our workforce and seek to license to others products or technologies that we otherwise would seek to commercialize ourselves. Additional capital may not be available on acceptable terms, or at all. Any additional equity financing would likely be dilutive to stockholders, and debt financing, if available, may include restrictive covenants and require significant collateral.
We are entering into new business areas and may not have the expertise, experience and resources to pursue all of our businesses at once.
     Individually, each of Clinical Data, Genaissance, Genome Express and Icoria have had experience in their respective areas of expertise, but we have never pursued all of the facets of these businesses at once. As a result, we may not have the experience, the appropriate expertise, or the resources to pursue all businesses in our combined company and we may discover that some of the new facets of the combined business are not what we previously believed and are not financially viable.
Due to recent merger activity, it may be more difficult to obtain additional financing at favorable terms, if at all.
     Because we have not been tested as an integrated enterprise, and as a combined company we have a significant history of losses, it may be more difficult to encourage investment in our company through public and private stock offerings, arrangements with corporate partners, credit facilities or from other sources. We may never realize enhanced liquidity in the public markets because the overhang in the public markets as a result of recent merger transactions may dissuade new investors.
We may be unable to integrate successfully the businesses of Genaissance, Genome Express and Icoria with our own business.
     Prior to our acquisition of Genome Express, we consummated mergers with Genaissance and Icoria. In addition to having to integrate our business with that of Genome Express, we will also be in the process of integrating our business with the former businesses of Genaissance and Icoria. This integration of all these businesses with our own will require significant efforts from each company, including the coordination of product development, sales and marketing efforts and administrative operations. We may find it difficult to integrate simultaneously the operations of Genaissance, Genome Express and Icoria. We will have employees widely dispersed across our operations in France, Massachusetts, Rhode Island, Connecticut, California, Texas, North Carolina, Pennsylvania and other domestic and foreign locations, which will increase the difficulty of integrating operations. Genaissance, Genome Express and Icoria personnel may leave their respective companies or our combined company because of the acquisitions. Genaissance, Genome Express and Icoria customers, distributors or suppliers may delay or defer purchasing decisions, terminate their arrangements with the respective company or our combined company or demand amended terms to these arrangements. Any of these actions by customers, distributors or suppliers could adversely affect our business. The challenges involved in this integration include, but are not limited to, the following:
•	retaining existing customers and strategic partners of each company;

•	retaining and integrating management and other key employees;

•	coordinating research and development activities to enhance introduction of new products and technologies, especially in light of rapidly evolving markets for those products and technologies;

•	preserving the value of various research and development, collaboration, distribution, manufacturing and other important relationships;

•	coordinating the headquarter operations of Genome Express in France, as well as its research and development facilities in France, which are geographically distant from the operations of our corporate headquarters and most of our subsidiaries in the United States;

•	effectively managing the diversion of management attention from business matters to integration issues;

•	combining product offerings and incorporating acquired technology and rights into product offerings effectively and quickly;

•	integrating sales efforts so that customers can do business easily with us;

•	coordinating and combining international operations, relationships and facilities, which may be subject to additional constraints imposed by local laws and regulations;

•	persuading employees that the business cultures of Clinical Data, Genaissance, Genome Express and Icoria are compatible;

•	effectively offering products of Clinical Data, Genaissance, Genome Express and Icoria to each other’s customers;

•	anticipating the market needs and achieving market acceptance of Clinical Data, Genaissance, Genome Express and Icoria products;

•	bringing together the companies’ marketing efforts so that the industry receives useful information about the acquisitions and customers perceive value in our products; and

•	developing and maintaining uniform standards, controls, procedures, and policies.
Our acquisition of Genome Express, and our mergers with Genaissance and Icoria may fail to achieve expected beneficial synergies and our future results may materially differ from the pro forma financial information incorporated in this prospectus.
     Clinical Data acquired Genome Express with the expectation that the acquisition will result in beneficial synergies, such as cost reductions and a broader suite of products and services to offer to our current and targeted customers. We also expect to achieve similar beneficial synergies in our recently completed mergers with Genaissance and Icoria. Achieving these anticipated synergies and the potential benefits underlying our reasons for entering into the acquisitions will depend on the success of integrating all four companies’ businesses. It is not certain that we can successfully integrate Genaissance, Genome Express and Icoria in a timely manner or at all, or that any of the anticipated benefits will be realized. Risks from unsuccessful integration of all the companies include:
•	the potential disruption of ongoing business and distraction of our management;

•	the risk that it may be more difficult to retain key management, marketing, and technical personnel after the acquisitions;

•	the risk that costs and expenditures for retaining personnel, eliminating unnecessary resources and integrating the businesses are greater than anticipated;

•	the risk that we cannot increase sales of our products; and

•	the risk that integrating and changing our businesses will impair our relationships with our existing customers and business partners.
     Even if we are able to integrate operations, there can be no assurance that the synergies we hope for will be achieved or that integration of Genaissance, Genome Express or Icoria will not disrupt or eliminate such synergies. The failure to achieve such synergies could adversely affect our business and results of operations, including use of cash in operations.
Because a significant portion of our total assets will be represented by goodwill and other intangible assets that are subject to mandatory annual impairment evaluations, we could be required to write off some or all of this goodwill and other intangibles, which may adversely affect our financial condition and results of operations.
     We accounted for the acquisitions of Genaissance, Genome Express and Icoria using the purchase method of accounting. The purchase prices for these businesses were allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the respective mergers. The unallocated portions of the purchase prices were allocated to goodwill. Approximately 46.9% of our total assets are goodwill and other intangibles, of which approximately $30.654 million are goodwill. In accordance with SFAS No. 142, goodwill is not amortized but is reviewed annually or more frequently if impairment indicators arise. The unamortized values of other intangibles are reviewed if certain conditions exist. When we perform future impairment tests, it is possible that the carrying value of goodwill or other intangible assets could exceed their implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.
The uncertainty of patent and proprietary technology protection may adversely affect us.
     Our success will depend in part on obtaining and maintaining meaningful patent protection on our inventions, technologies and discoveries. Although a substantial majority of our current revenues are attributable to products without patent protection, our Genaissance and Icoria businesses and technology are more heavily reliant on such patent protection and we will have to address such issues. Our ability to compete effectively will depend on our ability to develop and maintain proprietary aspects of our technology, and to operate without infringing the proprietary rights of others, or to obtain rights from third parties, if necessary. Our pending patent applications may not result in the issuance of patents. Our patent applications may not have priority over others’ applications, and even if issued, our patents may not offer protection against competitors with similar technologies. Any patents issued to us may be challenged, invalidated or circumvented, and the rights created thereunder may not afford us a competitive advantage.
     We also rely upon trade secrets, technical know-how and continuing inventions to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology and we may not be able to protect meaningfully our trade secrets, or be capable of protecting our rights to our trade secrets. We seek to protect our technology and patents, in part, by confidentiality agreements with our employees and contractors. Our employees may breach their confidentiality agreements and these agreements may not protect our intellectual property. This could have a material adverse effect on us.
If we are unable to protect effectively our intellectual property, we may not be able to operate our business and third parties may use our technology, both of which would impair our ability to compete in our markets.
     Our success will depend in significant part on our ability to obtain and maintain meaningful patent protection for certain of our technologies and products throughout the world. Patent law relating to the scope of claims in the technology fields in which we will operate is still evolving. The degree of future protection for our proprietary rights is uncertain. We will rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us or our subsidiaries may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued to us or our subsidiaries or which may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we plan to compete may not protect our intellectual property to the same extent as do the laws of the United States. If we fail to obtain adequate patent protection for our proprietary technology, our ability to be commercially competitive will be materially impaired.
     The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:
•	our pending patent applications may not result in issued patents;

•	the claims of any issued patents may not provide meaningful protection;

•	we may be unsuccessful in developing additional proprietary technologies that are patentable;

•	our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

•	others may have patents that relate to our technology or business.
     Third parties have filed, and in the future are likely to file, patent applications covering biomarkers and related methods that our Icoria subsidiary has developed or may develop or technology upon which our technology platform depends. If patent offices issue patents on these patent applications and we wish to use the biomarkers or technology, we would need to obtain licenses from third parties. However, we might not be able to obtain any such license on commercially favorable terms, if at all, and if we do not obtain these licenses, we might be prevented from using certain technologies or taking certain products to market.
     In addition to patent protection, we will also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade-secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair its competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects.
If third parties make or file claims of intellectual property infringement against us, or otherwise seek to establish their intellectual property rights, we may have to spend time and money in response and cease some of our operations.
     Third parties may claim that we are employing their proprietary technology without authorization or that we are infringing on their patents. We could incur substantial costs and diversion of management and technical personnel in defending against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products. In the event of a successful claim of infringement, courts may order us to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.
If we were sued for product liability, we could face substantial liabilities that may exceed our resources.
     We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. These risks are inherent in the development of chemical, agricultural, pharmaceutical, and other such healthcare products and related methodologies. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our commercial partners develop may be prevented or inhibited. If we are sued for any injury caused by our products, such liability could have a material adverse effect on our business and results of operations.
Any product that we, or our commercial partners may develop using the gene function, metabolomics, or biomarker information we provide, may be subject to a lengthy and uncertain government regulatory process that may not result in the necessary approvals, may delay the commercialization of these products or may be costly, any of which could seriously reduce our revenues or exceed our financial ability to meet such obligations.
     Any new product that we or our commercial partners develop will likely undergo an extensive regulatory review process in the United States by the Food and Drug Administration, or FDA, or the United States Department of Agriculture, or USDA, and by regulators in other countries before it can be marketed or sold. For example, the FDA must approve any drug, diagnostic or biologic product before it can be marketed in the United States. This review process can take many years and require substantial expense. In the future, we and our commercial partners may also be required to submit pre-market information to the FDA about food developed through biotechnology. Adverse publicity could lead to greater regulation and trade restrictions on imports and exports of genetically modified products. Changes in the policies of U.S. and foreign regulatory bodies could increase the time required to obtain regulatory approval for each new product.
     Our efforts to date have been primarily limited to identifying targets. If regulators approve any products that we or our commercial partners develop, the approval may impose limitations on the uses for which a product may be marketed. Regulators may require the submission of post-market launch information about a product after approving it, and may impose restrictions, including banning the continued sale of the product, if they discover problems with the product or its manufacturer.
If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recoup product development costs, and our revenues and earnings may decline.
     Our future success depends on our ability to broadly market existing technologies, products, and services, and to develop and introduce new product and service offerings and grow our business in each of the POLs, blood analysis instrumentation, diagnostic assays DNA-based diagnostic and therapeutic products, and human biomarkers and agriculture genomics markets. We expect to commit substantial resources to developing new products and services, as well as to continue marketing the existing products and services. If the market for these products and services does not develop as anticipated, or demand for our current product and service offerings does not grow or grows more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.
We operate in a very competitive environment.
     We expect to encounter intense competition from a number of companies that offer products in our targeted application areas. We anticipate that our competitors in these areas will include:
•	health care and other companies that manufacture laboratory-based tests and analyzers;

•	diagnostic and pharmaceutical companies;

•	molecular services business;

•	companies developing drug discovery technologies;

•	companies developing molecular diagnostic tests; and

•	companies developing point-of-care diagnostic tests.
     If we are successful in developing products in these areas, we will face competition from established companies and numerous development-stage companies that continually enter these markets. In many instances, competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.
     In addition, several development-stage companies are currently making or developing products that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA, or marketing technologies or products that are more effective or commercially attractive than our current or potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from successfully commercializing products.
We may not be able to successfully integrate companies that we acquire in the future.
     Our success will depend in part on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. From time to time we may pursue acquisitions of businesses that complement or expand our existing business, including acquisitions that could be material in size and scope.
     Any future acquisitions involve various risks, including:
•	difficulties in integrating the operations, technologies and products of the acquired company;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenues to offset increased expenses associated with the acquisition; and

•	the potential loss of key employees of the acquired company.
Our ownership is concentrated among a small number of stockholders.
     Our ownership is concentrated among a small number of stockholders, including Randal J. Kirk, our Chairman, Mr. Kirk’s affiliates, and Israel M. Stein, M.D., our Chief Executive Officer. Together with Dr. Stein, Mr. Kirk and Mr. Kirk’s affiliates hold approximately 46% of our outstanding common stock as of March 31, 2006. Dr. Stein, Mr. Kirk and Mr. Kirk’s affiliates have a controlling block of our outstanding stock and are able to exert substantial control over various corporate matters. Notwithstanding such control, Mr. Kirk and Dr. Stein, as directors of Clinical Data, have fiduciary duties under Delaware law to all our stockholders. Delaware law also imposes certain fiduciary duties on Dr. Stein by virtue of his status as an officer of Clinical Data.
If the average closing price of our common stock were to decline significantly, we may be required to issue in excess of 20% of our outstanding capital stock upon conversion of the Series A Preferred Stock we issued to the preferred stockholder of Genaissance in our recent merger with that company.
     In our recent merger with Genaissance, we issued 484,070 shares of our Series A Preferred Stock to the holder of all of the preferred stock of Genaissance. As of March 31, 2006, the holder of our Series A Preferred Stock has converted 250,000 shares of our Series A Preferred Stock into shares of our common stock, leaving 234,070 shares of our Series A Preferred Stock outstanding. Our outstanding preferred stock is initially convertible into 234,070 shares of our common stock, or approximately 2.75% of our outstanding capital stock as of March 31, 2006. However, if our preferred stock remains outstanding until October 6, 2008, then thereafter, the conversion price of the preferred stock will begin to float based on the public market price of our common stock, subject to a minimum conversion factor of one share of preferred stock for one share of common stock. According to the terms of our Series A Preferred Stock, after the third anniversary of the closing date of the Genaissance merger, on any given date of conversion, the conversion price will be equal to the average closing bid price of our common stock for the 10 consecutive trading days prior to such date of conversion. As a result, if the average closing bid price of the our common stock were to decline, the number of shares of our common stock into which our Series A Preferred Stock is then convertible would increase. If the average closing bid price of our common stock declines enough, it is possible that we would have to issue a number of shares of our common stock upon conversion of our series

A preferred stock that would be greater than 20% of our then-outstanding capital stock. Such an event does not require additional stockholder approval, would have the effect of diluting your ownership of the Company and could result in the preferred stockholder exercising control over certain corporate decisions of the Company, which it previously did not have the ability to control or influence.
We incurred significant costs associated with the Genaissance and Icoria mergers.
     We estimate that we incurred direct transaction costs of approximately $7,135,000 associated with the Genaissance and Icoria mergers, including direct costs of the acquisitions as well as liabilities we accrued in connection with the acquisitions, including severance and related costs. In addition, we estimate that Genaissance and Icoria incurred direct transaction costs of approximately $1,735,000 and $1,115,000, respectively. We believe that we may incur charges to operations, which are not currently reasonably estimable, in the quarter in which we completed the mergers or the following quarters, to reflect costs associated with integrating the two companies. We cannot assure you that we will not incur additional material charges in subsequent quarters to reflect additional costs associated with the mergers. If the benefits of the mergers do not exceed the costs of integrating both Genaissance and Icoria, our financial results may be adversely affected.
The price of our common stock is volatile and the trading volume of our common stock has historically been low and, as a result, investors could lose a substantial part of their investment.
     The stock market in general and the stock prices of life sciences and technology companies in particular, experience volatility, which has often been unrelated to the operating performance of any particular company or companies. Our common stock has historically been lightly traded and its price could decline regardless of our actual operating performance. Investors also could lose a substantial part of their investment as a result of industry or market-based fluctuations. If a more active public market for our common stock is not created, it may be difficult for stockholders to resell their common stock and any significant sale of common stock may cause the price to fall. Management believes that our common stock will continue to be volatile and its trading volume will remain low.
     A number of additional factors also could cause the prevailing market prices of our common stock to fluctuate significantly and could adversely impact such prices and our ability to raise additional equity capital. Such factors include but are not limited to the following:
•	the timing of our announcements or of our competitors’ announcements regarding significant products, contracts or acquisitions;

•	variations in results of operations;

•	changes in earnings estimates by securities analysts;

•	general economic and market conditions; and

•	sales of substantial amounts of our common stock into the public market, or the perception that such sales might occur.
We will continue to shift our Icoria subsidiary’s traditional business model away from agriculture-based research and areas of historical revenue.
     Icoria recently shifted towards the healthcare industry and the therapeutic fields of obesity, liver disease and diabetes, which is a fundamental shift away from known and historical areas of revenue generation. There has not been sufficient time to discover whether Icoria has been or will be successful in this effort. We will assume this shift in business plan. Our Icoria subsidiary’s belief that the potential market for healthcare products and services is better for its long-term business prospects, rather than the strategy of using agriculture-based contracts to generate revenues, may be based on data and assumptions that are flawed, we may not have the financial ability or expertise to effectuate this shift, and the costs of the transition may be prohibitive. Our belief that it can obtain material revenues from any healthcare partnerships, agreements, discoveries or contracts may be incorrect. If our Icoria subsidiary is unable to accomplish the evolution to a healthcare-focused company, we might not have sufficient resources to refocus this business again.
Our Icoria business exposes us to risks of environmental liabilities.
     Our Icoria subsidiary’s research and development activities involve the controlled use of hazardous materials, chemicals and toxic compounds which could expose us to risks of accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, we could be liable for cleanup obligations, damages or fines, and any liability could exceed our resources.
     The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These environmental remediation obligations could exceed our resources. Stricter environmental, safety and health laws and enforcement policies also could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, ongoing compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect our Company.
PLAN OF DISTRIBUTION
     We are registering 1,436,898 shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table below and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq National Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. A selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.
     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.
     We are required to pay certain fees and expenses that we incur incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders, but we will receive the exercise prices payable upon the exercise of the warrants, if exercised for cash and may benefit from the cancellation of indebtedness if the note holder converts all or a portion of the convertible note. We will use the proceeds received from the exercise of warrants, if any, for working capital and general corporate purposes.
SELLING STOCKHOLDERS
     The following table sets forth the number of shares beneficially owned by each of the selling stockholders. Except as otherwise indicated, none of the selling stockholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of being a service provider to us. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.
     Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percent of beneficial ownership for the selling stockholders is based on 8,510,172 shares of our common stock outstanding as of March 31, 2006.
     We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

				Percent of
			Number of Shares to	Outstanding Shares
	Number of Shares	Number of Shares	be Owned after	to be Owned after
	Beneficially Owned	Registered for Sale	Completion of the	Completion of the
Selling Stockholder	Prior to Offering	Hereby	Offering (1)	Offering (1)
Randal J. Kirk (2)	2,762,627	460,065	3,226,692	37.92%
Variety Wholesalers, Inc. (3)		75,000	75,000	*
Joe Riccardo (4)		50,205	50,205	*
Steve Frank (5)		45,000	45,000	*
Emerging Technology Partners (6)		38,340	38,340	*
Paul J. Rizzo (7)		30,000	30,000	*
Oscar Schafer (8)		19,170	19,170	*
John & Bonnie Strauss (9)		19,170	19,170	*
Scott Tarriff (10)		15,000	15,000	*
Larry Horner (11)	31,125	15,000	46,125	*
Weaver Foundation, Inc. (12)		15,000	15,000	*
Leonard Leff (13)		11,502	11,502	*
Thomas Kearns (14)		9,000	9,000	*
Andrew Goffe (15)		7,668	7,668	*
Richard Morgan (16)		15,360	15,360	*
Robert C. Eubanks Jr. IRA (17)		7,500	7,500	*
Greystone Investments LLC (18)		7,500	7,500	*
Investors Management Corp. (19)		7,500	7,500	*
Arthur Malman (20)	47,586	7,500	55,086	*
Donna Manning (21)		7,500	7,500	*
William M. Moore, Jr. IRA (22)		7,500	7,500	*
James W. Traweek (23)		7,500	7,500	*
Rob Patzig (24)		6,902	6,902	*
Duplin Investors III LLC Custody (25)		6,000	6,000	*
Duplin Investors II LLC Custody (26)		4,500	4,500	*
Duplin Investors I LLC Custody (27)		4,500	4,500	*
John O’Hara (28)		4,500	4,500	*
James Sanderson (29)		3,834	3,834	*
Bonnie Strauss (30)		3,834	3,834	*
Kevin Rakin (31)	116,880	3,750	120,630	1.42%
M. Roch Hillenbrand (32)		3,000	3,000	*
Joseph (Skip) Klein, III (33)	7,751	3,650	11,401	*
Anthony Rand (34)		3,000	3,000	*
George Davis (35)		1,500	1,500	*
Julian Kirk (36)		1,500	1,500	*
Joseph Pagano (37)		1,500	1,500	*
Transamerica (38)		3,250	3,250	*
Legg Mason (39)		4,225	4,225	*
Ritchie Long/Short Trading LTD (40)	535,745	16,997	552,742	6.49%
Bristol Investment Fund Ltd. (41)		28,846	28,846	*
Valesco Healthcare Partners, L.P. (42)		8,846	8,846	*
Valesco Healthcare Partners II, L.P. (43)		14,231	14,231	*
Valesco Healthcare Overseas, Ltd. (44)		15,384	15,384	*
Portside Growth and Opportunity Fund (45)		28,846	28,846	*
Capital Ventures International (46)		28,846	28,846	*
TCMP3 Partners (47)		9,615	9,615	*
Catalytix LDC (48)		4,442	4,442	*
Catalytix LDC LifeScience Hedge (49)		3,250	3,250	*
Merifin Capital N.V. (50)		15,384	15,384	*
Sunrise Equity Partners L.P. (51)		9,615	9,615	*
MPB Limited Partnership (52)		9,750	9,750	*
Victor L. Marshall (53)		3,846	3,846	*
Amphion Capital Partners LLC 401K (54)		1,923	1,923	*
Emerald Investment Partners L.P. (55)		6,257	6,257	*
Robert Mosberg (56)		1,300	1,300	*
Prescott Group Aggressive Small Cap Master Fund (57)		25,000	25,000	*
Iroquois Capital L.P. (58)		7,692	7,692	*
TBCC Funding Trust (59)		1,804	1,804	*
Laurus Master Fund (60)		134,848	134,848	1.58%

				Percent of
			Number of Shares to	Outstanding Shares
	Number of Shares	Number of Shares	be Owned after	to be Owned after
	Beneficially Owned	Registered for Sale	Completion of the	Completion of the
Selling Stockholder	Prior to Offering	Hereby	Offering (1)	Offering (1)
PNC Bank (61)		13	13	*
Crestview Capital Master, LLC (63)		4,880	4,880	*
Scott Griffith (63)		4,881	4,881	*
Robert Blakely (64)		4,880	4,880	*
Warren Barton (65)		8,068	8,068	*
François Pons (66)		6,601	6,601	*
Yves Laurent		15,404	15,404	*
Jean-François Mouret		7,901	7,901	*
Frédéric Laget		801	801	*
Jean Laurent		1,197	1,197	*
Jean-Paul Issartel		1,046	1,046	*
Aldo Moro		9	9	*
Eric Charretier		45	45	*
Alain Tessonneaud		36	36	*
Charles Auffray		53	53	*
Bioinvest Capital & Consulting		802	802	*
FCPR 3i Coinvest		13,156	13,156	*
FCPR 3i Europartners		13,156	13,156	*
Aquasourca SA		4,223	4,223	*
Biotek Partenaires SAS		616	616	*
FCPR BioDiscovery		2,956	2,956	*
FCPI Soge Innovation IV		1,014	1,014	*
FCPI Europe Tech Fund		252	252	*
FCPR Siparex Ventures 1		9,938	9,938	*
FCPI CA-AM Innovation		3,975	3,975	*
FCPI Uni-Innovation 1		994	994	*
Siparex Croissance SCA		377	377	*
Siparex Developpement SCA		146	146	*
FCPI Banque Populaire Innovation 4		3,168	3,168	*
FCPI Banque Populaire Innovation 5		3,168	3,168	*
FCPI ING(F) Actions Innovation 1		83	83	*
FCPI ING(F) Actions Innovation 2		2,756	2,756	*
FCPR Sudinnova II		4,751	4,751	*
SCP Lerner Friggeri & Associés		1,405	1,405	*

*	Less than one percent.

(1)	We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholders.

(2)	Mr. Kirk is one of our directors and is the chairman of our board of directors. Includes 4,000 shares of restricted common stock owned by Mr. Kirk; 579,883 shares owned by RJK, LLC (“RJK”); 555,162 shares owned by New River Management, II, LP (“NRM II”); 433,410 shares owned by Kirkfield, LLC (“Kirkfield”); 266,246 shares owned by Third Security Staff 2001 LLC (“Staff LLC”); 153,356 shares owned by New River Management III, LP (“NRM III”); 153,356 shares owned by Radford Investment Limited Partnership (“Radford”); and 33,091 shares owned by Zhong Mei, LLC (“Zhong Mei”). Mr. Kirk is deemed to have beneficial ownership of all shares owned by RJK, NRM II, Kirkfield, Staff LLC, NRM III, Radford and Zhong Mei.

(3)	Includes warrants to purchase an aggregate of 25,000 shares of our common stock exercisable at $23.40 per share.

(4)	Includes warrants to purchase an aggregate of 16,735 shares of our common stock exercisable at $23.40 per share.

(5)	Includes warrants to purchase an aggregate of 15,000 shares of our common stock exercisable at $23.40 per share.

(6)	Includes warrants to purchase an aggregate of 12,780 shares of our common stock exercisable at $23.40 per share.

(7)	Includes warrants to purchase an aggregate of 10,000 shares of our common stock exercisable at $23.40 per share.

(8)	Includes warrants to purchase an aggregate of 6,390 shares of our common stock exercisable at $23.40 per share.

(9)	Includes warrants to purchase an aggregate of 6,390 shares of our common stock exercisable at $23.40 per share.

(10)	Includes warrants to purchase an aggregate of 5,000 shares of our common stock exercisable at $23.40 per share.

(11)	Includes warrants to purchase an aggregate of 5,000 shares of our common stock exercisable at $23.40 per share and options to purchase 29,000 shares of our common stock exercisable at prices between $4.99 and $23.41 per share. Mr. Horner serves on our board of directors.

(12)	Includes warrants to purchase an aggregate of 5,000 shares of our common stock exercisable at $23.40 per share.

(13)	Includes warrants to purchase an aggregate of 3,834 shares of our common stock exercisable at $23.40 per share.

(14)	Includes warrants to purchase an aggregate of 3,000 shares of our common stock exercisable at $23.40 per share.

(15)	Includes warrants to purchase an aggregate of 2,556 shares of our common stock exercisable at $23.40 per share.

(16)	Includes warrants to purchase an aggregate of 2,556 shares of our common stock exercisable at $23.40 per share, as well as warrants to purchase an aggregate of 7,692 shares of our common stock exercisable at $26.00 per share.

(17)	Includes warrants to purchase an aggregate of 2,500 shares of our common stock exercisable at $23.40 per share.

(18)	Includes warrants to purchase an aggregate of 2,500 shares of our common stock exercisable at $23.40 per share.

(19)	Includes warrants to purchase an aggregate of 2,500 shares of our common stock exercisable at $23.40 per share.

(20)	Includes 2,000 shares of restricted common stock; warrants to purchase an aggregate of 2,500 shares of our common stock exercisable at $23.40 per share; and options to purchase 24,000 shares of our common stock exercisable at prices between $4.99 and $23.41 per share. Mr. Malman serves on our board of directors.

(21)	Includes warrants to purchase an aggregate of 2,500 shares of our common stock exercisable at $23.40 per share. Ms. Manning is the wife of Larry D. Horner, who serves on our board of directors.

(22)	Includes warrants to purchase an aggregate of 2,500 shares of our common stock exercisable at $23.40 per share.

(23)	Includes warrants to purchase an aggregate of 2,500 shares of our common stock exercisable at $23.40 per share.

(24)	Includes warrants to purchase an aggregate of 2,301 shares of our common stock exercisable at $23.40 per share. Mr. Patzig is employed by Third Security LLC, an affiliate of one of our directors, Randal J. Kirk, which invoiced the Company $169,000 for sales and marketing services rendered to the Company during fiscal year 2005.

(25)	Includes warrants to purchase an aggregate of 2,000 shares of our common stock exercisable at $23.40 per share.

(26)	Includes warrants to purchase an aggregate of 1,500 shares of our common stock exercisable at $23.40 per share.

(27)	Includes warrants to purchase an aggregate of 1,500 shares of our common stock exercisable at $23.40 per share.

(28)	Includes warrants to purchase an aggregate of 1,500 shares of our common stock exercisable at $23.40 per share.

(29)	Includes warrants to purchase an aggregate of 1,278 shares of our common stock exercisable at $23.40 per share.

(30)	Includes warrants to purchase an aggregate of 1,278 shares of our common stock exercisable at $23.40 per share.

(31)	Includes 6,767 shares of restricted common stock; warrants to purchase an aggregate of 1,250 shares of our common stock exercisable at $23.40 per share; and options to purchase 65,650 shares of our common stock exercisable at prices between $13.08 and $184.62 per share. Mr. Rakin serves on our board of directors.

(32)	Includes warrants to purchase an aggregate of 1,000 shares of our common stock exercisable at $23.40 per share.

(33)	Includes 2,000 restricted common stock units; warrants to purchase an aggregate of 1,000 shares of our common stock exercisable at $23.40 per share, options to purchase 1,625 shares of our common stock exercisable at prices between $25.69 and $47.69 per share; and warrants to purchase an aggregate of 650 shares of our common stock exercisable at $30.77 per share held by Gauss Capital, LLC. Mr. Klein, who serves on our board of directors, is deemed to have beneficial ownership of all shares owned by Gauss Capital.

(34)	Includes warrants to purchase an aggregate of 1,000 shares of our common stock exercisable at $23.40 per share.

(35)	Includes warrants to purchase an aggregate of 500 shares of our common stock exercisable at $23.40 per share.

(36)	Includes warrants to purchase an aggregate of 500 shares of our common stock exercisable at $23.40 per share. Mr. Kirk is employed by Third Security LLC, an affiliate of one of our directors, Randal J. Kirk, which invoiced the Company $169,000 for sales and marketing services rendered to the Company during fiscal year 2005.

(37)	Includes warrants to purchase an aggregate of 500 shares of our common stock exercisable at $23.40 per share.

(38)	Includes warrants to purchase an aggregate of 3,250 shares of our common stock exercisable at $61.54 per share.

(39)	Includes warrants to purchase an aggregate of 4,225 shares of our common stock exercisable at $30.77 per share.

(40)	Includes 201,675 shares of our common stock owned by Ritchie Multi-Strategy Global Trading, Ltd. (“Ritchie Multi-Strategy”); 234,070 shares of our Series A Preferred Stock (the “Series A Preferred Stock”) owned by Ritchie Multi-Strategy; and warrants to purchase an aggregate of 16,997 shares of our common stock exercisable at $64.16 per share held by Ritchie Long/Short Trading, Ltd. (“Ritchie Long/Short”). Ritchie Multi-Strategy has the right to convert, from time to time and at any time, each share of Series A Preferred Stock into one share of our common stock (subject to adjustment pursuant to the terms of the Series A Preferred Stock); provided, that under specified circumstances, we can require Ritchie Multi-Strategy to convert all of its shares of Series A Preferred Stock into our common stock. Ritchie Multi-Strategy and Ritchie Long/Short are affiliated entities and each is deemed to have beneficial ownership of all shares owned by Ritchie Multi-Strategy and Ritchie Long/Short, respectively.

(41)	Includes warrants to purchase an aggregate of 28,846 shares of our common stock exercisable at $26.00 per share.

(42)	Includes warrants to purchase an aggregate of 8,846 shares of our common stock exercisable at $26.00 per share.

(43)	Includes warrants to purchase an aggregate of 14,231 shares of our common stock exercisable at $26.00 per share.

(44)	Includes warrants to purchase an aggregate of 15,384 shares of our common stock exercisable at $26.00 per share

(45)	Includes warrants to purchase an aggregate of 28,846 shares of our common stock exercisable at $26.00 per share.

(46)	Includes warrants to purchase an aggregate of 28,846 shares of our common stock exercisable at $26.00 per share.

(47)	Includes warrants to purchase an aggregate of 9,615 shares of our common stock exercisable at $26.00 per share.

(48)	Includes warrants to purchase an aggregate of 4,442 shares of our common stock exercisable at $26.00 per share.

(49)	Includes warrants to purchase an aggregate of 3,250 shares of our common stock exercisable at $26.00 per share.

(50)	Includes warrants to purchase an aggregate of 15,384 shares of our common stock exercisable at $26.00 per share.

(51)	Includes warrants to purchase an aggregate of 9,615 shares of our common stock exercisable at $26.00 per share.

(52)	Includes warrants to purchase an aggregate of 9,750 shares of our common stock exercisable at $26.00 per share.

(53)	Includes warrants to purchase an aggregate of 3,846 shares of our common stock exercisable at $26.00 per share.

(54)	Includes warrants to purchase an aggregate of 1,923 shares of our common stock exercisable at $26.00 per share.

(55)	Includes warrants to purchase an aggregate of 6,257 shares of our common stock exercisable at $26.00 per share.

(56)	Includes warrants to purchase an aggregate of 1,300 shares of our common stock exercisable at $26.00 per share.

(57)	Includes warrants to purchase an aggregate of 25,000 shares of our common stock exercisable at $26.00 per share.

(58)	Includes warrants to purchase an aggregate of 7,692 shares of our common stock exercisable at $26.00 per share.

(59)	Includes warrants to purchase an aggregate of 1,804 shares of our common stock exercisable at $138.52 per share.

(60)	Includes warrants to purchase an aggregate of 25,624 shares of our common stock exercisable at prices ranging from $39.31 to $62.50 per share.

(61)	Includes warrants to purchase an aggregate of 13 shares of our common stock exercisable at $756.36 per share.

(62)	Includes warrants to purchase an aggregate of 517 shares of our common stock exercisable at $46.39 per share, as well as warrants to purchase an aggregate of 4,363 shares of our common stock exercisable at $34.15 per share.

(63)	Includes warrants to purchase an aggregate of 518 shares of our common stock exercisable at $46.39 per share, as well as warrants to purchase an aggregate of 4,363 shares of our common stock exercisable at $34.15 per share.

(64)	Includes warrants to purchase an aggregate of 517 shares of our common stock exercisable at $46.39 per share, as well as warrants to purchase an aggregate of 4,363 shares of our common stock exercisable at $34.15 per share.

(65)	Includes 2,074 shares of our common stock held in escrow pursuant to the terms of that certain Management Sellers Escrow Agreement, by and among Clinical Data, Inc., the Management Sellers of Genome Express, S.A. signatory thereto, Warren Barton, and American Stock Transfer & Trust Company, dated as of March 7, 2006.

(66)	Includes 1,697 shares of our common stock held in escrow pursuant to the terms of that certain Management Sellers Escrow Agreement, by and among Clinical Data, Inc., the Management Sellers of Genome Express, S.A. signatory thereto, Warren Barton, and American Stock Transfer & Trust Company, dated as of March 7, 2006.
LEGAL MATTERS
     McDermott Will & Emery LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.
EXPERTS
     The consolidated financial statements of Clinical Data, Inc. incorporated into this prospectus by reference from Clinical Data’s Annual Report on Form 10-KSB for the year ended March 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The financial statements of Icoria, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Genaissance Pharmaceuticals, Inc., incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Genaissance’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INFORMATION INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we and our subsidiaries have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus, and later information filed with the

SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement:
(1)	our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2005, filed with the SEC on June 27, 2005;

(2)	our Quarterly Reports on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 15, 2005, for the quarter ended September 30, 2005, filed with the SEC on November 14, 2005, and for the quarter ended December 31, 2005, filed with the SEC on February 14, 2006;

(3)	our current reports on Form 8-K, filed on April 21, 2005, June 21, 2005, June 24, 2005, July 11, 2005, August 2, 2005, September 20, 2005, September 22, 2005, September 28, 2005, October 11, 2005 (as amended on November 9, 2005 (including all exhibits thereto)), October 21, 2005, November 1, 2005 (as to Item 8.01 only), November 22, 2005, December 27, 2005 (as amended on March 8, 2006 (including all exhibits thereto)), February 3, 2006, and March 13, 2006;

(4)	the financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) contained in the Annual Report on Form 10-K of Genaissance Pharmaceuticals, Inc., for the fiscal year ended December 31, 2004, filed with the SEC on March 15, 2005;

(5)	the financial statements and financial statement schedules contained in the Annual Report on Form 10-K of Icoria, Inc., for the fiscal year ended December 31, 2004, filed with the SEC on March 31, 2005;

(6)	the description of our Common Stock, par value $0.01 per share, contained in the Section entitled “Description of Clinical Data Capital Stock – Clinical Data Common Stock,” incorporated by reference from our registration statement on Form S-4, including the prospectus contained therein, filed with the Commission on October 27, 2005, including any amendment or report filed hereafter for the purpose of updating such description; and

(7)	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.
     You may obtain copies of these filings, at no cost, by writing or telephoning us at the following address:
Clinical Data, Inc.
One Gateway Center, Suite 411
Newton, MA 02458
Attention: Chief Legal Officer
Telephone: (617) 527-9933
1,436,898 Shares of Common Stock

Prospectus

__________, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be Paid by the
Registrant
SEC registration fee	$3,032.00
Legal fees and expenses	$25,000.00
Accounting fees and expenses	$25,000.00
Printing and engraving expenses	$5,000.00
Miscellaneous fees and expenses	$10,000.00
Total	$68,032.00
     All of the above figures, except the SEC registration fee, are estimates.
Item 15. Indemnification of Directors and Officers.
     The Registrant’s certificate of incorporation provides that the Registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, indemnify any and all directors and officers which it shall have the power to indemnify from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the Delaware General Corporation Law. The Registrant’s certificate of incorporation also provides that such indemnification rights shall not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of its stockholders or disinterested directors or otherwise. The Registrant’s certificate of incorporation additionally provides that, to the fullest extent permitted by Delaware law, a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.
     The Registrant’s amended and restated bylaws provide that the Registrant shall, to the fullest extent authorized by the General Corporation Law of the state of Delaware, indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, and whether by or in the right of the Registrant, its stockholders, a third party or otherwise, by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, a charity or a non-profit organization or person, against all expenses (including, but not limited to attorneys’ fees), liability, loss, judgments, fines, excise taxes, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including expenses incurred in seeking indemnification. No indemnification is available with respect to: (i) indemnification of any improper personal benefit which a director or officer is determined to have received and of the expenses of defending against an improper personal benefit claim unless the director or officer is successful on the merits in said defense, and (ii) indemnification of present or former officers, directors, employees or agents of a constituent corporation absorbed in a merger or consolidation transaction with the Registrant with respect to their activities prior to said transaction, unless specifically authorized by the Registrant’s board of directors or stockholders. The Registrant’s bylaws also provide that such indemnification rights shall not be exclusive of other indemnification rights to which those seeking indemnification may be entitled by law or under any bylaw, agreement, vote of its stockholders or directors or otherwise.
     The Registrant has entered into indemnification agreements with each of its current directors and officers, pursuant to which the Registrant agreed to indemnify each director and officer with respect to any expenses, judgments, fines, penalties, and amounts paid in settlement in connection with any claim, pending or completed action, suit or proceeding, or any inquiry or investigation, related to any actions taken by the director or officer related to their service to the Registrant as a director or officer.
     The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
Item 16. Exhibits.
     The exhibits filed with this registration statement are set forth on the exhibit index following the signature page and are incorporated by reference in their entirety into this item.
Item 17. Undertakings.
     (a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (A) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Newton, State of Massachusetts, on April 13, 2006.

CLINICAL DATA, INC.
By:	/s/ Israel M. Stein
Israel M. Stein, M.D.
President and Chief Executive Officer Principal Executive Officer

By:	/s/ Mark D. Shooman
Mark D. Shooman
Senior Vice President and Chief Financial Officer Principal Financial and Accounting Officer

POWER OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints Israel M. Stein, M.D. and Caesar J. Belbel or either of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement on Form S-3, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ RANDAL J. KIRK Randal J. Kirk	Chairman of the Board	April 13, 2006

/s/ ISRAEL M. STEIN	President, Chief Executive Officer and	April 13, 2006
Israel M. Stein, M.D.	Director (Principal Executive Officer)

/s/ LARRY D. HORNER	Director	April 13, 2006
Larry D. Horner

/s/ ARTHUR B. MALMAN Arthur B. Malman	Director	April 13, 2006

/s/ BURTON SOBEL Burton Sobel	Director	April 13, 2006

/s/ JOSEPH KLEIN III Joseph Klein III	Director	April 13, 2006

/s/ KEVIN L. RAKIN Kevin L. Rakin	Director	April 13, 2006

EXHIBIT INDEX

Exhibit	Exhibit
No.	Title
4.1	Certificate of Incorporation. Filed as Exhibit 3.1 to Clinical Data’s Registration Statement on Form S-1 (File No. 2-82494) filed on March 17, 1983, and incorporated herein by reference.

4.2	Certificate of Amendment of Certificate of Incorporation. Filed as Exhibit 3.1 to Clinical Data’s Quarterly Report on Form 10-QSB (File No. 000-12716) filed on February 17, 2004, and incorporated herein by reference.

4.3	Amended and Restated By-laws of Clinical Data. Filed as Exhibit 3.1 to Clinical Data’s Current Report on Form 8-K (File No. 000-12716) filed on December 22, 2004, and incorporated herein by reference.

4.4	Amended and Restated By-laws of Clinical Data. Filed as Exhibit 3.1 to Clinical Data’s Current Report on Form 8-K (File No. 000-12716) filed on June 24, 2005, and incorporated herein by reference.

4.5	Certificate of Designations Designating the Series A Nonvoting Convertible Preferred Stock of Clinical Data. Filed as Exhibit 4.1 to Clinical Data’s Current Report on Form 8-K (File No. 000-12716) filed on May 12, 2003, and incorporated herein by reference.

4.6	Certificate of Elimination Eliminating the Series A Nonvoting Convertible Preferred Stock of Clinical Data. Filed as Exhibit 3.1 to Clinical Data’s Current Report on Form 8-K (File No. 000-12716) filed on July 11, 2005, and incorporated herein by reference.

4.7	Certificate of Designations Designating the Series A Preferred Stock of Clinical Data. Filed as Exhibit 3.2 to Clinical Data’s Current Report on Form 8-K (File No. 000-12716) filed on October 11, 2005, and incorporated herein by reference.

4.8	Form of Securities Purchase Agreement among Clinical Data, Inc. and the Investors listed therein, dated as of November 17, 2005. Filed as Exhibit 99.1 to Clinical Data’s Current Report on Form 8-K (File No. 000-12716) filed on November 21, 2005, and incorporated herein by reference.

4.9	Form of Common Stock Purchase Warrant issued in connection with the Securities Purchase Agreement, dated as of November 17, 2005. Filed as Exhibit 99.2 to Clinical Data’s Current Report on Form 8-K (File No. 000-12716) filed on November 21, 2005, and incorporated herein by reference.

4.10	Form of Registration Rights Agreement among Clinical Data, Inc. and the Investors listed therein, dated as of November 17, 2005. Filed as Exhibit 99.3 to Clinical Data’s Current Report on Form 8-K (File No. 000-12716) filed on November 21, 2005, and incorporated herein by reference.

4.11	Securities Purchase Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. Filed as Exhibit 10.5 to Clinical Data’s Quarterly Report on Form 10-Q (File No. 000-12716) filed on February 14, 2006, and incorporated herein by reference.

4.12	Master Security Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. Filed as Exhibit 10.6 to Clinical Data’s Quarterly Report on Form 10-Q (File No. 000-12716) filed on February 14, 2006, and incorporated herein by reference.

4.13	Registration Rights Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. Filed as Exhibit 10.7 to Clinical Data’s Quarterly Report on Form 10-Q (File No. 000-12716) filed on February 14, 2006, and incorporated herein by reference.

4.14	Form of Two Year Warrant, dated as of October 19, 2004. Filed as Exhibit 10.8 to Clinical Data’s Quarterly Report on Form 10-Q (File No. 000-12716) filed on February 14, 2006, and incorporated herein by reference.

4.15	Form of Five Year Warrant, dated as of October 19, 2004. Filed as Exhibit 10.9 to Clinical Data’s Quarterly Report on Form 10-Q (File No. 000-12716) filed on February 14, 2006, and incorporated herein by reference.

4.16	Secured Convertible Term Note, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. Filed as Exhibit 10.10 to Clinical Data’s Quarterly Report on Form 10-Q (File No. 000-12716) filed on February 14, 2006, and incorporated herein by reference.

5.1*	Opinion of McDermott Will & Emery LLP as to the validity of the common stock of Clinical Data being registered hereby, together with consent.

23.1*	Consent of Deloitte & Touche LLP, Clinical Data’s independent registered public accounting firm.

23.2*	Consent of PricewaterhouseCoopers LLP, Icoria’s independent registered public accounting firm.

23.3*	Consent of PricewaterhouseCoopers, LLP, Genaissance’s independent registered public accounting firm.

23.4*	Consent of McDermott Will & Emery LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page of this registration statement).

*	Filed herewith.